Filed Pursuant to Rule 253(g)(2)

File No. 024-10840

MOGULREIT I, LLC

SUPPLEMENT NO. 15 DATED APRIL 9, 2021

TO THE OFFERING CIRCULAR DATED JUNE 19, 2020

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we,” “our,” “us” or the “Company”), dated June 19, 2020, as filed by us with the Securities and Exchange Commission on June 19, 2020 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update our plan of operation.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation –Acquisitions”:

Pensacola Marketplace Mezzanine Financing – Pensacola, FL

As previously disclosed, on June 12, 2017, we acquired a $1,125,000 mezzanine loan related to the refinancing of a 49,768 square foot anchored retail center located in Pensacola, Florida.

On March 31, 2021, the mezzanine loan was paid off in in full in the amount of $1,135,414, which included (i) $1,125,000 in outstanding principal plus $9,914 in accrued interest and (ii) legal fees.